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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2003

Commission File Number: 001-15116

CANADA LIFE FINANCIAL CORPORATION
(Translation of registrant's name into English)

330 University Avenue
Toronto, Ontario M5G 1R8
Canada
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☐                   Form 40-F  ☒

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                   No  ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N.A.

CANADA LIFE FINANCIAL CORPORATION

EXHIBITS TO FORM 6-K

Description of Document	Exhibit No.
Letter from Chairman and Chief Executive Officer to Shareholders (for Registered Shareholders)	99.1
Letter from Chairman and Chief Executive Officer to Shareholders (for Beneficial Shareholders)	99.2
Letter of Election and Transmittal Form to Accompany Certificates Representing Common Shares of Canada Life Financial Corporation	99.3
Letter of Election Form for Holders of Ownership Statements Representing Common Shares of Canada Life Financial Corporation	99.4
Guide to Completing the Letter of Election and Transmittal Form (for Certificated Shareholders only)	99.5
Guide to Completing the Letter of Election and Transmittal Form (for Ownership Statement Shareholders only)	99.6
Questions and Answers Related to the Election Form	99.7

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADA LIFE FINANCIAL CORPORATION
Date: May 5, 2003	By:	/s/ Roy W. Linden Roy W. Linden Secretary and Chief Compliance Officer

EXHIBIT INDEX

Description of Document	Exhibit No.
Letter from Chairman and Chief Executive Officer to Shareholders (for Registered Shareholders)	99.1
Letter from Chairman and Chief Executive Officer to Shareholders (for Beneficial Shareholders)	99.2
Letter of Election and Transmittal Form to Accompany Certificates Representing Common Shares of Canada Life Financial Corporation	99.3
Letter of Election Form for Holders of Ownership Statements Representing Common Shares of Canada Life Financial Corporation	99.4
Guide to Completing the Letter of Election and Transmittal Form (for Certificated Shareholders only)	99.5
Guide to Completing the Letter of Election and Transmittal Form (for Ownership Statement Shareholders only)	99.6
Questions and Answers Related to the Election Form	99.7

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CANADA LIFE FINANCIAL CORPORATION EXHIBITS TO FORM 6-K
Signatures
EXHIBIT INDEX